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United States
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 4)*

The Medicines Company

(Name of Issuer)

Common Stock

(Title of Class of Securities)

584688105

(CUSIP Number)

December 31, 2003

(Date of Event Which Requires Filing This Statement)

     Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[ ]	Rule 13d-1(b)
[X]	Rule 13d-1(c)
[ ]	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed ” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 584688105

1.	Name(s) of Reporting Persons: I.R.S. Identification Nos. of above persons (entities only):		BB Biotech AG N/A

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	[X]
	(b)	[ ]

3.	SEC Use Only: __________________________________________________________________

4.	Citizenship or Place of Organization:		Switzerland

Number of Shares Beneficially Owned by Each Reporting Person with
	5.	Sole Voting Power:	0

	6.	Shared Voting Power:	4,136,419

	7.	Sole Dispositive Power:	0

	8.	Shared Dispositive Power:	4,727,854(1)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person:	4,727,854(1)

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions): [ ]

11.	Percent of Class Represented by Amount in Row (9):	9.9%

12.	Type of Reporting Person (See Instructions):	HC,CO

(1)  Includes 591,435 shares of Common Stock issuable to Biotech Growth N.V. upon the exercise of warrants.

CUSIP No. 584688105

1.	Name(s) of Reporting Persons: I.R.S. Identification Nos. of above persons (entities only):		Biotech Growth N.V. N/A

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	[X]
	(b)	[ ]

3.	SEC Use Only: __________________________________________________________________

4.	Citizenship or Place of Organization:		Netherlands Antilles

Number of Shares Beneficially Owned by Each Reporting Person with
	5.	Sole Voting Power:	0

	6.	Shared Voting Power:	4,136,419

	7.	Sole Dispositive Power:	0

	8.	Shared Dispositive Power:	4,727,854(1)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person:	4,727,854(1)

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions): [ ]

11.	Percent of Class Represented by Amount in Row (9):	9.9%

12.	Type of Reporting Person (See Instructions):	CO

(1)  Includes 591,435 shares of Common Stock issuable to Biotech Growth N.V. upon the exercise of warrants.

CUSIP No. 584688105

1.	Name(s) of Reporting Persons: I.R.S. Identification Nos. of above persons (entities only):		Biotech Target N.V. N/A

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	[X]
	(b)	[ ]

3.	SEC Use Only: __________________________________________________________________

4.	Citizenship or Place of Organization:		Netherlands Antilles

Number of Shares Beneficially Owned by Each Reporting Person with
	5.	Sole Voting Power:	0

	6.	Shared Voting Power:	4,136,419

	7.	Sole Dispositive Power:	0

	8.	Shared Dispositive Power:	4,727,854(1)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person:	4,727,854(1)

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions): [ ]

11.	Percent of Class Represented by Amount in Row (9):	9.9%

12.	Type of Reporting Person (See Instructions):	CO

(1)  Includes 591,435 shares of Common Stock issuable to Biotech Growth N.V. upon the exercise of warrants.

Note: This amendment is being filed to correct the filing party information by adding Biotech Target N.V. as a joint filer. This information was inadvertently not included in the Schedule 13G/A filed on February 17, 2004. The beneficial ownership of the group has also been updated to reflect its ownership as of November 11, 2004.

Item 2

2(a)	Names of Persons Filing: BB Biotech AG (“BB Biotech”), on behalf of its wholly-owned subsidiaries Biotech Target N.V. (“Biotech Target”) and Biotech Growth N.V. (“Biotech Growth”).

2(b)	Address of Principal Business Office or, if none, Residence:

BB Biotech AG: Vordergasse 3, CH-8200 Schaffhausen, Switzerland

Biotech Target N.V. and Biotech Growth N.V.: De Ruyterkade 62, Willemstad, Curacao, Netherlands Antilles

2(c)	Citizenship: Switzerland

2(d)	Title of Class of Securities Common Stock, $0.0001 par value

2(e)	CUSIP Number 584688105

Item 4. Ownership

     Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)	Amount beneficially owned:	4,727,854(1)

(b)	Percent of class:	9.9%

(c)	Number of shares as to which the person has:

(i)	Sole power to vote or to direct the vote	0

(ii)	Shared power to vote or to direct the vote	4,136,419

(iii)	Sole power to dispose or to direct the disposition of	0

(iv)	Shared power to dispose or to direct the disposition of	4,727,854(1)

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.

      This statement is filed jointly by BB Biotech, Biotech Growth and Biotech Target. Biotech Growth and Biotech Target are wholly-owned subsidiaries of BB Biotech.

(1)  Includes 591,435 shares of Common Stock issuable to Biotech Growth N.V. upon the exercise of warrants.

Item 10. Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURES

     After reasonable inquiry and the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

BB BIOTECH AG

/s/ ROLAND MAIER		/s/ ADRIAN BRUENGGER
By:	Roland Maier	By:	Adrian Bruengger
Its:	Authorized Signatory	Its:	Authorized Signatory
Date:	November 11, 2004	Date:	November 11, 2004

BIOTECH GROWTH N.V.

/s/ ROLAND MAIER		/s/ ADRIAN BRUENGGER
By:	Roland Maier	By:	Adrian Bruengger
Its:	Authorized Signatory	Its:	Authorized Signatory
Date:	November 11, 2004	Date:	November 11, 2004

BIOTECH TARGET N.V.

/s/ ROLAND MAIER		/s/ ADRIAN BRUENGGER
By:	Roland Maier	By:	Adrian Bruengger
Its:	Authorized Signatory	Its:	Authorized Signatory
Date:	November 11, 2004	Date:	November 11, 2004

EXHIBIT A

Exhibit A

Joint Filing Statement

     Pursuant to Rule 13d-1(f)(1), we, the undersigned, hereby express our agreement that the attached Schedule 13G (including all amendments thereto) is filed on behalf of each of the undersigned.

BB Biotech AG

Date: November 11, 2004	By:	/s/ Roland Maier

Signatory Authority

	Name:	Roland Maier

	Title:	Signatory Authority

Biotech Growth N.V.

Date: November 11, 2004	By:	/s/ Roland Maier

Signatory Authority

	Name:	Roland Maier

	Title:	Signatory Authority

Biotech Target N.V.

Date: November 11, 2004	By:	/s/ Roland Maier

Signatory Authority
	Name:	Roland Maier

	Title:	Signatory Authority